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                      June 27, 2024

       Zhu Runzhou
       Executive Director and President
       Aluminum Corporation of China Limited
       No. 62 North Xizhimen Street, Haidian District, Beijing
       People   s Republic of China (100082)

                                                        Re: Aluminum
Corporation of China Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-15264

       Dear Zhu Runzhou:

               We have completed our review of your filing, including your Form 20-F Amendment No.
       1 filed on January 24, 2024 and have determined not to issue additional comments. Our decision not to issue additional comments regarding your prior responses and the disclosure in your amended Form 20-F should not be interpreted to mean that we either agree or disagree with your responses or your disclosure regarding the presence of CCP officials on your Board of Directors, including any conclusions you have made and positions you have taken with respect to such disclosure. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Disclosure Review Program
       cc:                                              Chin-Yang Lin